UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Span-America Medical Systems, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

846396109
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(CUSIP Number)

Anita G. Zucker, as Trustee of
Jerry Zucker Revocable Trust
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

September 28, 2015
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  846 396 109                                                                                                                                             PAGE 2 OF 4

1. NAME OF REPORTING PERSON

    Anita G. Zucker, as Trustee of the Jerry Zucker Revocable Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                                                                                       (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS

       Not Applicable
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          0
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     8. SHARED VOTING POWER

          0
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     9. SOLE DISPOSITIVE POWER

          0
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     10. SHARED DISPOSITIVE POWER

          0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
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14.  TYPE OF REPORTING PERSON (See Instructions) IN
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Item 1.     Security and Issuer

     Common stock, no par value, of Span-America Medical Systems, Inc., 70 Commerce Center, Greenville, South Carolina 29615 (the "Issuer").

Item 2.     Identity and Background

     Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of The Jerry Zucker Revocable Trust dated March 20, 2007 (the "Trust"). Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4. Purpose of Transaction

     Not applicable.

Item 5.     Interest in Securities of the Issuer

    (c)           The Trust sold 249, 310 shares of common stock to the Issuer on September 28, 2015 for $17.49 per share.

    (e)           The Trust ceased to beneficially own more than five percent of the class of securities of the Issuer on September 28, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See the Amended & Restated Standstill Agreement dated as of September 28, 2015 attached as Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed with the Commission on October 2, 2015.

Item 7. Material to Be Filed as Exhibits

        Exhibit A - See the Amended & Restated Standstill Agreement dated as of September 28, 2015 attached as Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed with the Commission on October 2, 2015 which is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2015

                                s/Anita G. Zucker
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                                Anita G. Zucker, Individually and as Trustee for
                                The Jerry Zucker Revocable Trust